                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b) (c) AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)*

                                   Cadiz Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    127537207
                      -------------------------------------
                                 (CUSIP Number)

                                November 19, 2003
                      -------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

            Check the appropriate box to designate the rule pursuant
                        to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                {x} Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

                                   Page 1 of 5

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

CUSIP NO. 127537207                                                 PAGE 2 OF 5
--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Lloyd I. Miller, III                      ###-##-####
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (A) [ ]

                                                                         (B) [ ]
--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
--------------------------------------------------------------------------------
                      5     SOLE VOTING POWER

                            300,000
                      ----------------------------------------------------------
     NUMBER OF        6     SHARED VOTING POWER
      SHARES
   BENEFICIALLY             201,400
     OWNED BY         ----------------------------------------------------------
       EACH           7     SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                100,000
       WITH           ----------------------------------------------------------
                      8     SHARED DISPOSITIVE POWER

                            401,400
--------------------------------------------------------------------------------
9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       501,400
--------------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES    [ ]


--------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       7.6%(1)

--------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON

       IN-IA-OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Based on 6,612,665 outstanding shares as confirmed via email on May 13, 2004 by Courtney Degener, Investor Relations, Cadiz Inc.

Item 1(a).  Name of Issuer:                  Cadiz Inc.

Item 1(b).  Address of Issuers's Principal Executive Offices:

                                             100 Wilshire Boulevard, Suite 1600
                                             Santa Monica, CA 90401-1111

Item 2(a).  Name of Person Filing:           Lloyd I. Miller, III

Item 2(b).  Address of Principal Business Office or, if None, Residence:

                                             4550 Gordon Drive,
                                             Naples, Florida 34102

Item 2(c).  Citizenship:                     U.S.A.

Item 2(d).  Title of Class of Securities:    Common Stock, $0.01 par value

Item 2(e).  CUSIP Number:                    127537207

Item 3.     IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) or
            (c), CHECK WHETHER THE PERSON FILING IS A:

            Not Applicable, this statement is filed pursuant to Rule 13d-1(c).

Item 4. OWNERSHIP: The Reporting Person: (a) shares voting power with respect to 201,400 of the reported securities as an investment advisor to the trustee of certain family trusts and; (b) shares dispositive power with respect to 401,400 of the reported securities as the trustee to a certain grantor retained annuity trust and as an investment advisor to the trustee of certain family trusts. The Reporting Person has sole dispositive power with respect to 100,000 of the reported securities as the manager of a limited liability company that is the general partner of a certain limited partnership. The Reporting Person has sole voting power with respect to 300,000 of the reported securities as a trustee to a certain grantor retained annuity trust and as the manager of a limited liability company that is the general partner of a certain limited partnership.

            (a)   501,400

            (b)   7.6% (2)

            (c)   (i) sole voting power: 300,000

                  (ii)  shared voting power: 201,400

                  (iii) sole dispositive power: 100,000

                  (iv)  shared dispositive power: 401,400

Item 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

            Not Applicable.

Item 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

                  Persons other than Lloyd I. Miller, III have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

                  Not Applicable.

Item 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  Not Applicable.

Item 9.     NOTICE OF DISSOLUTION OF GROUP:

                  Not Applicable.

(2) Based on 6,612,665 outstanding shares as confirmed via email on May 13, 2004 by Courtney Degener, Investor Relations, Cadiz Inc.

Item 10.    CERTIFICATION:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

            Dated: May 17, 2004

                                                /s/ Lloyd I. Miller, III
                                                ------------------------
                                                    Lloyd I. Miller, III